Exhibit 99.1
(ASX CODE: SGM) (NYSE SYMBOL: SMS)
14 October 2010
Sims Metal Management Limited
FY11 First Quarter Results Briefing
Conference Call
Sims Metal Management Limited will release its FY11 first quarter results to:
•	Australian Securities Exchange on the morning of Wednesday, 27 October 2010; and

•	New York Stock Exchange on the evening of Tuesday, 26 October 2010.
Sims Metal Management Limited will present the results via Conference Call only. You will have the ability to listen to the briefing, as well as ask questions, via the Conference Call.
FY11 First Quarter Results Briefing

FROM AUSTRALIA
Date:	27 October 2010
Time:	11:00 am (Eastern Daylight Time)

FROM UNITED STATES
Date:	26 October 2010
Time:	7:00 pm (Central Daylight Time) / 8:00 pm (Eastern Daylight Time)
Live Q&A’s — via Conference Call
Questions will be taken at the conclusion by way of Conference Call — Dial in numbers for the Conference Call are as follows:
•	Australia — 1800 556 270

•	United States — 1866 839 8029

•	International — +61 2 8113 1401

•	Conference ID — 1150986
If you wish to participate via the Conference Call you are encouraged to dial in approximately 5-10 minutes prior to the commencement of the briefing.
Live and Archived Audio Webcast
Live and archived Audio Webcast will be available through our website. Please click on the link at http://www.simsmm.com.
For further information contact
Daniel Strechay
Communications & Public Relations Manager
Tel: +1 212 500 7430